UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12B-25

                     NOTIFICATION OF LATE FILING
                                                    Commission File
                                                    Number 000-20881

(Check One):   [ X ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K
               [   ] Form 10-Q    [   ] Form N-SAR

          For Period Ended: December 31, 1998
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          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:
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          Read attached instruction sheet before preparing form.
                           Please print or type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If  the  notification  relates to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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Healthcor Holdings, Inc.
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Full Name of Registrant


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Former Name if Applicable

8150 North Central Expressway, Suite M2000
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Address of Principal Executive Office (Street and Number)

Dallas, Texas  75206
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |  (a)  The reasons described in reasonable detail in Part III
       |       of this form could not be eliminated without unreasonable
       |       effort or expense;
       |
[ X ]  |  (b)  The subject annual report, semi-annual report,
       |       transition report on Form 10-K, Form 20-F, 11-K or Form N-
       |       SAR, or portion thereof will be filed on or before the
       |       fifteenth calendar day following the prescribed due date; or
       |       the subject quarterly report or transition report on Form
       |       10-Q, or portion thereof will be filed on or before the
       |       fifth calendar day following the prescribed due date; and
       |
       |  (c)  The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed
within the prescribed time period.   (SEE ATTACHED)


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Michael D. Ayres                   214              750-2266
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             (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? If answer is no, identify report(s).       [ X ] Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?                        [ X ] Yes  [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (SEE ATTACHED)



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                         HEALTHCOR HOLDINGS, INC.
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               (Name of Registrant as Specified in Charter)

has caused this information to be signed on its behalf by the undersigned hereunto duly authorized.


Date      March 30, 1999                By   /S/MICHAEL D. AYRES
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                                             Michael D. Ayres
                                             Chief Financial Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                 ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL CRIMINAL
                     VIOLATIONS (SEE 18 U.S.C. 1001).
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                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 3.6232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).


Part III Narrative

HealthCor Holdings, Inc. (the "Company") has experienced a significant change in its operating environment due to substantial changes and reductions made in reimbursement for Medicare Part A nursing and therapy services. As a result of this and the subsequent restructuring undertaken since the beginning of the fourth quarter of 1998, the Company has engaged in selling certain assets and operations which has required substantial alteration of the accounting processes and procedures of the Company. In addition to the reduction of the assets of the Company, the Company has suffered a material reduction in its staff including the resignation of several of the principal officers of the Company including its Chairman and Chief Executive Officer and President and Chief Operating Officer. The Company has recently engaged Victor Palmieri to advise the Board of Directors and the management of the Company on issues related to continued restructuring and other dispositions of the assets of the Company. These developments have delayed the completion of the Company's fiscal year end report on Form 10-K.

Part IV Other Information

(3) The Company anticipates that due to significant losses stemming from the substantial reductions in the Medicare Part A reimbursement, and the subsequent sale of certain assets and operations of the Company, the 1998 fiscal year end operating results will represent a loss which cannot be accurately estimated at the current time due to the ongoing review of books and records of the Company.